GMAC RFC

Statement to Certificateholder

Distribution Information	**Deal Information**

Distribution Information

1. Distribution Summary
2. Factor Summary
3. Components Information   *(Not Applicable)*
4. Interest Summary
5. Other Income Detail   *(Not Applicable)*
6. Interest Shortfalls, Compensation and Expenses
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts   *(Not Applicable)*
8. Collateral Summary
9. Repurchase Information
10. Loan Status Report (Delinquencies)
11. Deal Delinquencies (30 Day Buckets)
12. Loss Mitigation and Servicing Modifications
13. Losses and Recoveries
14. Credit Enhancement Report   *(Not Applicable)*
15. Distribution Percentages
16. Overcollateralization Summary   *(Not Applicable)*
17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts   *(Not Applicable)*
18. Performance Tests
19. Lender Paid Mortgage Insurance   *(Not Applicable)*
20. Comments

Deal Information

Deal Name:	Residential Funding Mtg Sec I, 2006-S4
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	04/27/2006
First Distribution Date:	05/25/2006
Determination Date:	10/23/2006
Distribution Date:	10/25/2006
Record Date:	
Book-Entry:	09/29/2006
Definitive:	09/29/2006
Trustee:	Us Bank, Inc.
Main Telephone:	651-495-7000
GMAC-RFC	
Bond Administrator:	Jocelyn Manilay
Telephone:	818-260-1504
Pool(s) :	40334

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S4

October 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	
A-1	762010AA4	77,887,000.00	77,282,695.49	6.00000000	168,252.41	386,413.48	554,665.89	0.00	0.00	0.00	77,114,443.08
A-2	762010AB2	40,000,000.00	39,318,091.52	6.00000000	194,985.98	196,590.46	391,576.44	0.00	0.00	0.00	39,123,105.54
A-3	762010AC0	94,464,000.00	92,853,604.93	5.50000000	460,478.88	425,579.02	886,057.90	0.00	0.00	0.00	92,393,126.05
A-4	762010AD8 [1]	7,872,000.00	7,737,800.41 [1]	6.00000000	0.00	38,689.00	38,689.00	0.00	0.00	0.00	7,699,427.17 [1]
A-5	762010AE6	40,487,000.00	40,487,000.00	6.00000000	0.00	202,435.00	202,435.00	0.00	0.00	0.00	40,487,000.00
A-6	762010AF3	4,635,000.00	4,635,000.00	6.00000000	0.00	23,175.00	23,175.00	0.00	0.00	0.00	4,635,000.00
A-7	762010AG1	30,300,000.00	30,300,000.00	6.00000000	0.00	151,500.00	151,500.00	0.00	0.00	0.00	30,300,000.00
A-8	762010AH9	9,494,000.00	3,090,657.12	6.00000000	386,789.59	0.00	386,789.59	0.00	0.00	15,453.29	2,719,320.82
A-9	762010AJ5	1,997,000.00	2,047,426.75	6.00000000	0.00	0.00	0.00	0.00	0.00	10,237.14	2,057,663.89
A-10	762010AK2	1,092,000.00	1,092,000.00	6.00000000	0.00	5,460.00	5,460.00	0.00	0.00	0.00	1,092,000.00
A-P	762010AL0	2,574,100.69	2,555,121.95	0.00000000	2,539.71	0.00	2,539.71	0.00	0.00	0.00	2,552,582.24
A-V	762010AM8	313,917,718.23 [1]	304,612,589.68 [1]	0.11296832	0.00	28,676.31	28,676.31	0.00	0.00	0.00	303,417,764.95 [1]
R-I	762010AN6	50.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	762010AV8	50.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	762010AP1	5,964,500.00	5,944,672.31	6.00000000	4,054.27	29,723.36	33,777.63	0.00	0.00	0.00	5,940,618.04
M-2	76010AQ9	1,883,600.00	1,877,338.38	6.00000000	1,280.35	9,386.69	10,667.04	0.00	0.00	0.00	1,876,058.03
M-3	762010AR7	1,255,700.00	1,251,525.70	6.00000000	853.54	6,257.63	7,111.17	0.00	0.00	0.00	1,250,672.16
B-1	762010AS5	627,900.00	625,812.68	6.00000000	426.80	3,129.06	3,555.86	0.00	0.00	0.00	625,385.88
B-2	762010AT3	627,900.00	625,812.68	6.00000000	426.80	3,129.06	3,555.86	0.00	0.00	0.00	625,385.88
B-3	762010AU0	627,917.54	625,830.16	6.00000000	426.81	3,129.15	3,555.96	0.00	0.00	0.00	625,403.35
Deal Totals		**313,917,718.23**	**304,612,589.67**		**1,220,515.14**	**1,513,273.22**	**2,733,788.36**	**0.00**	**0.00**	**25,690.43**	**303,417,764.96**

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S4
October 25, 2006

1.Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	762010AA4	992.24126606	2.16021172	4.96120636	7.12141808	0.00000000	0.00000000	990.08105435
A-2	762010AB2	982.95228800	4.87464950	4.91476150	9.78941100	0.00000000	0.00000000	978.07763850
A-3	762010AC0	982.95228796	4.87464939	4.50519796	9.37984735	0.00000000	0.00000000	978.07763857
A-4	762010AD8	982.95228786	0.00000000	4.91476118	4.91476118	0.00000000	0.00000000	978.07763847
A-5	762010AE6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-6	762010AF3	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-7	762010AG1	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-8	762010AH9	325.53793133	40.74042448	0.00000000	40.74042448	1.62769012	0.00000000	286.42519697
A-9	762010AJ5	1,025.25125188	0.00000000	0.00000000	0.00000000	5.12625939	0.00000000	1,030.37751127
A-10	762010AK2	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	762010AL0	992.62704055	0.98663973	0.00000000	0.98663973	0.00000000	0.00000000	991.64040083
A-V	762010AM8	970.35806516	0.00000000	0.09134977	0.09134977	0.00000000	0.00000000	966.55189347
R-I	762010AN6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	762010AV8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	762010AP1	996.67571632	0.67973342	4.98337832	5.66311174	0.00000000	0.00000000	995.99598290
M-2	76010AQ9	996.67571671	0.67973561	4.98337757	5.66311319	0.00000000	0.00000000	995.99598110
M-3	762010AR7	996.67571872	0.67973242	4.98337979	5.66311221	0.00000000	0.00000000	995.99598630
B-1	762010AS5	996.67571269	0.67972607	4.98337315	5.66309922	0.00000000	0.00000000	995.99598662
B-2	762010AT3	996.67571269	0.67972607	4.98337315	5.66309922	0.00000000	0.00000000	995.99598662
B-3	762010AU0	996.67571000	0.67972301	4.98337728	5.66310029	0.00000000	0.00000000	995.99598699

Deal Factor :	96.65518935%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/01/2006	09/30/2006	30/360	77,282,695.49	6.00000000	386,413.48	0.00	0.00	0.00	0.00	386,413.48	0.00
A-2	09/01/2006	09/30/2006	30/360	39,318,091.52	6.00000000	196,590.46	0.00	0.00	0.00	0.00	196,590.46	0.00
A-3	09/01/2006	09/30/2006	30/360	92,853,604.93	5.50000000	425,579.02	0.00	0.00	0.00	0.00	425,579.02	0.00
A-4	09/01/2006	09/30/2006	30/360	7,737,800.41 [1]	6.00000000	38,689.00	0.00	0.00	0.00	0.00	38,689.00	0.00
A-5	09/01/2006	09/30/2006	30/360	40,487,000.00	6.00000000	202,435.00	0.00	0.00	0.00	0.00	202,435.00	0.00
A-6	09/01/2006	09/30/2006	30/360	4,635,000.00	6.00000000	23,175.00	0.00	0.00	0.00	0.00	23,175.00	0.00
A-7	09/01/2006	09/30/2006	30/360	30,300,000.00	6.00000000	151,500.00	0.00	0.00	0.00	0.00	151,500.00	0.00
A-8	09/01/2006	09/30/2006	30/360	3,090,657.12	6.00000000	15,453.29	0.00	15,453.29	0.00	0.00	0.00	0.00
A-9	09/01/2006	09/30/2006	30/360	2,047,426.75	6.00000000	10,237.13	0.00	10,237.14	0.00	0.00	0.00	0.00
A-10	09/01/2006	09/30/2006	30/360	1,092,000.00	6.00000000	5,460.00	0.00	0.00	0.00	0.00	5,460.00	0.00
A-V	09/01/2006	09/30/2006	N/A	304,612,589.68 [1]	0.11296832	28,676.31	0.00	0.00	0.00	0.00	28,676.31	0.00
M-1	09/01/2006	09/30/2006	30/360	5,944,672.31	6.00000000	29,723.36	0.00	0.00	0.00	0.00	29,723.36	0.00
M-2	09/01/2006	09/30/2006	30/360	1,877,338.38	6.00000000	9,386.69	0.00	0.00	0.00	0.00	9,386.69	0.00
M-3	09/01/2006	09/30/2006	30/360	1,251,525.70	6.00000000	6,257.63	0.00	0.00	0.00	0.00	6,257.63	0.00
B-1	09/01/2006	09/30/2006	30/360	625,812.68	6.00000000	3,129.06	0.00	0.00	0.00	0.00	3,129.06	0.00
B-2	09/01/2006	09/30/2006	30/360	625,812.68	6.00000000	3,129.06	0.00	0.00	0.00	0.00	3,129.06	0.00
B-3	09/01/2006	09/30/2006	30/360	625,830.16	6.00000000	3,129.15	0.00	0.00	0.00	0.00	3,129.15	0.00
Deal Totals				**302,057,467.72**		**1,538,963.64**	**0.00**	**25,690.43**	**0.00**	**0.00**	**1,513,273.22**	**0.00**

1. Notional Balance

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	556.57	556.57	0.00	0	0.00	63,469.49	15,660.05	26,120.52	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	675	313,917,718.23	661	304,612,589.68	138	68,982.78	2	917,733.82	0	0.00	0	0.00	659	303,417,764.95

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.37513232	6.37473944	351.54	351.54	6.06263969	6.06229639	6.06263969	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	3.82%	5.59%	5.82%		5.82%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	649	299,067,988.67	0	0.00	0	0.00	0	0.00	0.00	649	299,067,988.67
30 days	10	4,349,776.28	0	0.00	0	0.00	0	0.00	0.00	10	4,349,776.28
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	659	303,417,764.95	0	0.00	0	0.00	0	0.00	0.00	659	303,417,764.95
Current	98.48%	98.57%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.48%	98.57%
30 days	1.52%	1.43%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.52%	1.43%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	10	4,349,776.28	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	1.52%	1.43%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	0	0.00	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	0	0.00	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	0	0.00	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	0	0.00	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

Deal Totals	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Deal Totals	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_{n})]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,139,177.00**	**3,139,177.00**	**100,000.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	96.37453363%	100.00000000%

	Ending Percentage
M-1	1.97451163%
M-2	0.62355438%
M-3	0.41569189%
Class M Total:	3.01375790%
B-1	0.20786250%
B-2	0.20786250%
B-3	0.20786830%
Class B Total:	0.62359330%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Funding Mortgage Securities I, 2006-S4
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	2,748,891.86
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	556.57
Total Deposits	2,749,448.43

Uses of Funds	Amount
Transfer to Certificate Account	2,733,788.36
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	15,660.05
Derivative Payment	N/A
Total Withdrawals	2,749,448.41
Ending Balance	0.00